UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 20, 2011

Commission File Number: 001-32292

Rubicon Minerals Corporation ———————————————————————————————————
(Translation of registrant’s name into English)
Suite 1540 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [ ] Form 20-F [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RUBICON MINERALS CORPORATION
By:	/s/ Robert Lewis
Robert Lewis Chief Financial Officer

Date: July 20, 2011

EXHIBIT INDEX

Exhibit No.	Description
99.1	RBY - 2011 Stock Option Plan, approved by the Board of Directors of the Company on May 16, 2011 and approved by the Shareholders of the Company on June 29, 2011
99.2
RBY - 2011 Amended and Restated Shareholder Rights Plan Agreement, made as of June 29, 2011 between Rubicon Minerals Corporation and Computershare Investor Services Inc., as Rights Agent, (amending and restating the Rights Plan Agreement Dated June 14, 2006) – approved by the Directors of the Company on May 16, 2011, additional amendments approved by the Directors of the Company on June 17, 2011 and approved by the Shareholders of the Company on June 29, 2011.